Exhibit 2(i)

AMENDED AND RESTATED TERM SHEET

(Tice Technology, Inc. Acquisition of Atmospheric Glow Technologies, LLC)

Originally dated July 3, 2002

WITNESSETH

1)	Original Term Sheet. Atmospheric Glow Technologies, LLC and Tice Technology, Inc. signed a Term Sheet effective July 3, 2002. Subsequently, the parties have extended the initial Term Sheet on January 1, 2003 and June 30, 2003.

2)	Amended and Restated Term Sheet. The parties desire to amend and restate the Term Sheet as set forth herein with this Amended and Restated Term Sheet hereafter constituting the “Term Sheet” and agreements of the parties.

3)	Acquisition. Atmospheric Glow Technologies, LLC, a Tennessee Limited Liability Company (“A-GTech”) will transfer all of its non-cash assets and intellectual property to Tice Technology, Inc., a Delaware corporation (“Tice”), in exchange for stock of Tice in a transaction qualifying under Section 351 of the Internal Revenue Code of 1986, as amended, provided however, after the transfer, A-GTech will have cash on hand of $25,000 and A-GTech agrees to transfer its cash in excess of $25,000 to Tice as a part of this transaction.

4)	Assumption of Liabilities. Tice shall assume the liabilities of A-GTech listed on Exhibit “A” to this Term Sheet.

5)	Assignment of Contracts. If the consent or approval of any third party is required for Tice to assume any of A-GTech’s contract rights, then A-GTech shall obtain the consent or approval of any such party for the assignment of such contract. In some instances this approval cannot be obtained prior to closing. In those instances, A-GTech agrees to use its best efforts to obtain the necessary consents or approvals.

6)	Purchase Price. Tice shall issue to A-GTech a total of 87,456,629 of Tice’s Common Shares and 500,000 of Tice’s Class B Common Shares, further described in Section 10 hereof (the “Acquired Shares”).Tice has advanced $1,525,000 in cash prior to the Closing (as defined below) to allow A-GTech to fulfill a stock redemption and acquisition agreement with A3 Technologies, Inc. (“A3”) and its shareholders, as consideration for A-GTech’s assets pursuant to this asset acquisition.

7)

Restriction of Transferability. A-GTech shall not transfer or assign the Common Shares for a period of 12 months following the Closing or as otherwise prohibited by applicable federal and state securities laws (the “Restriction Period”). A-GTech shall not transfer or assign the Class B Common Shares for a period of 36 months following the Closing or as otherwise prohibited by applicable federal and state securities laws (the “Restriction Period”). Subject to applicable federal and state securities laws, the Acquired Shares may be distributed to A-GTech’s members in the event that A-GTech dissolves.

8)	Piggyback Registration Rights. Beginning at the end of the Restriction Period and continuing for additional twelve months, Mike Atkins and Pat Martin (all of their shares) and A-GTech (as to all of its shares) shall have piggyback registration rights as permitted under applicable federal and state securities laws. Tice shall have no obligation to begin or complete a registration of its securities.

9)	Conversion of Class B Common Shares. At the Closing, Pat Martin agrees to convert all but 250,000 of his Tice Class B Common Shares to Tice Common Shares.

10)	Issuance of Class B Common Shares. At the Closing, Tice shall issue a total of 500,000 Class B Common Shares, to A-GTech. Additionally, Mr. Martin, the holder of 250,000 Class B Common Shares agrees to approve the issuance of the Class B Common Shares described in this section as required by Tice’s Certificate of Incorporation. Mr. Martin and A-GTech agree to enter into a voting agreement that will require Mr. Martin to vote his Class B Common Shares to elect one designee of A-GTech to the Tice Board of Directors during the three years subsequent to the Closing. A-GTech agrees to appoint Kimberly Kelly-Wintenberg and Thomas Reddoch as two of their designees to the board during this three-year period.

11)	Post Closing Board of Directors. In conjunction with the transactions contemplated hereby, Tice’s Board of Directors shall adopt a resolution increasing the number of directors to nine, of which six directors will be elected by the holder(s) of Class B Common Shares and three directors will be elected by the holder(s) of Common Shares.

12)	Tice Private Placement. Tice shall complete a private placement, prior to or simultaneously with the Closing, of a minimum of $3,500,000 of stock to be issued at $0.07 per share plus $50,000 to be issued at $0.11 per share. Additionally Some of the currently outstanding Tice debt shown on Exhibit C will be converted into Common Shares at the per share price shown on Exhibit C (the “Private Placement”). In conjunction with the Private Placement, Tice shall not issue more than 115,000,000 Common Shares.

13)	Lanrick Option: The Lanrick Group, owned by Pat Martin, or its assignees, shall have the right to invest an additional $500,000 in Tice for period of three years from the Closing, such investment being in exchange for Tice Common Shares at a purchase price of $0.07 per share.

14)	Option to A-GTech: A-GTech, or its assignees, shall have the option to acquire up to 1,375,000 shares of Tice Common stock for a period of three (3) years from the Closing, such investment being in exchange for Tice Common Shares at a purchase price of $0.11 per share.

15)	Divestiture of Certain Assets. Prior to Closing and as soon as practical, Tice shall sell, transfer or assign all assets, stock or any ownership interest of any type, and extinguish all liabilities, guarantees or obligations of any type, associated with its ownership and acquisition of LandOak Company, Inc, and MidSouth Sign Company, Inc. unless otherwise agreed by A-GTech prior to the Closing.

16)	No Additional Acquisitions. Tice shall not acquire, enter into a contract to acquire or enter into negotiations to acquire, any other business or company prior to the Closing, without the consent of A-GTech.

17)	License Agreement with Brother. Tice shall not sell, transfer or assign any right, contract, license, royalty or other agreement, that entitles it to receive royalties, commissions, license payments, fees or other consideration for the use of any of Tice intellectual property (including all patents and other intellectual property or process of any type) by Brother Industries, Ltd.; provided, however, the royalties associated with these rights will be used to pay the obligations of Tice owed to Sherry Turner, wife of Mike Atkins.

18)	Name Change. Subsequent to or in conjunction with the Closing, Tice will change its name to a name more reflective of the new line of business acquired from A-GTech.

19)	Employment Agreements. Prior to Closing and effective upon Closing, Tice shall enter into employment, non-compete, non-solicitation, non-raid and confidentiality agreements with key employees of A-GTech (the “Employment Agreements”).

20)	Termination of Tice’s Employees. Prior to Closing, Tice shall terminate all of its employees and extinguish any liability under any employment agreement with any terminated employee, except as approved by A-GTech.

21)	UTRF Approval. A-GTech shall obtain the approval of the University of Tennessee Research Foundation (formerly the University of Tennessee Research Corporation (“UTRC”)) to the transactions contemplated hereby, if required or considered prudent by Tice.

22)	Restrictions on William A. Tice, Pat Martin and Mike Atkins Sale of Stock. Tice has entered into an agreement with William A. Tice, which is hereby approved by A-GTech, that restricts Mr. Tice’s ability to sell Tice stock in the marketplace.

a)	Tice will enter into an agreement with Mr. Pat Martin and Mr. Mike Atkins and Messers Martin and Atkins will agree as follows:

i) To the extent Mr. Martin and Mr. Atkins offers their Tice Common Stock for sale, they will sell a total of no more than $1,100,000 in any twelve month period following closing.

ii) During the period of restriction, Mr. Martin and Mr. Atkins agree that they will not sell shares for less than the price per share, if any, which are then being offered by Tice

iii) These restrictions will lapse on the first to occur of (A) three years after closing or (B) the date the remaining Phase II funding of at least $4,500,000 is fully issued.

iv) Both parties recognize all transactions are subject to current and future securities laws that limit, and in some cases forbid, the sale of securities unless certain conditions are met.

23)	Bridge Funding. As of August 31, 2003, Tice has provided A-GTech with funding in the amount of $2,587,500. Tice shall provide A-GTech with $100,000 at signing of this AMENDED AND RESTATED TERM SHEET, $200,000 within twenty-one (21) days of the effective date of this AMENDED AND RESTATED TERM SHEET, an additional $125,000 each 30 days until a minimum of $675,000 is obtained on or before December 31, 2003. For any reason should actual closing extend beyond December 31, 2003, a monthly advance of $150,000, beginning January 24, 2004, will become effective and will be provided each successive month on the twenty fourth day. Collectively the funding received by A-GTech from Tice prior to Closing are referred to as the “Bridge Funding”. The terms and conditions of the Bridge Funding in the form of a loan will remain as debt after Closing are set forth on Exhibit D and is not subject to placement fees by LandOak Securities. A-GTech reserves the option to not close and exercise item # 34, Failure to Close, should Tice fail to comply with the terms of the bridge funding.

Other funds beyond the $675,000 will be raised to satisfy current operating expenses and obligations of Tice until closing.

24)	Testing Equipment. Prior to July 31, 2002 Tice obtained financing for A-GTech to acquire testing equipment costing $225,000 from the Tennessee Center for Research and Development.

25)	TCRD Funding of the Testing Equipment. Tennessee Center for Research and Development (“TCRD”) funded the testing equipment contemplated by Section 24, and was granted the right to invest in the early round of the Private Placement described in Section 12. TCRD has the right to convert its Promissory Note (up to the lesser of the outstanding balance as of the date of Closing or $225,000) into shares of Tice valued at seven cents ($0.07) per share. TCRD has provided written notice to Tice of its desire to convert its debt to stock in accordance with this agreement. The conversion shall be effective at Closing. The conversion right is non-assignable.

26)	Placement Agreement with LandOak Securities, LLC. Tice has entered into a placement agreement with LandOak Securities, LLC allowing LandOak Securities, LLC to be a placement agent for the fundraising requirements of Tice related to the Tice and A-GTech agreement. LandOak Securities, LLC is to be compensated six (6%) percent of funds collected or debts converted to equity through their efforts. LandOak Securities, LLC has agreed to defer payments on the initial Phase I bridge funding until post-Closing and may elect to receive such payments as either cash or Common Shares of Tice at a unit price of $0.11.

27)	Due Diligence. Each party shall be permitted to engage in due diligence to its sole satisfaction, and require the delivery of such documents and other items as may be reasonably necessary to complete such due diligence, as follows:

a)	A-GTech shall:

i)	permit Tice to inspect all books, records, contracts, leases and other documents and items as may be reasonably necessary for Tice to complete its due diligence (provided that A-GTech shall only be required to make such items available during regular hours of business operations); and

ii)	deliver all regularly prepared financial statements to Tice as soon as such statements are available.

b)	Tice shall:

i)	permit A-GTech to inspect all books, records, contracts, leases and other documents and items as may be reasonably necessary for A-GTech to complete its due diligence (provided that Tice shall only be required to make such items available during regular hours of business operations); and

ii)	deliver audited financial statements for the fiscal year ending March 31, 2003, as soon as possible (but no later than the Closing). With regard to the audit, Tice agrees that:

(1)	the auditor shall be engaged to search for contingencies and unrecorded liabilities as part of the audit;

(2)	A-GTech shall agree upon the audit procedures to be utilized; and

(3)	A-GTech shall approve the form of engagement letter and the accounting firm engaged to perform the audit, if other than Coulter & Justice.

28)	Warranties and Representations by A-GTech. A-GTech shall warrant and represent to Tice at the time of Closing:

a)	that director, governor and/or member approval for the transactions contemplated hereby to the extent required has been obtained;

b)	that there has been no material adverse change in A-GTech’s financial position or operations prior to Closing other than debts incurred in the ordinary course of business and advances made by Tice; and

c)	such other warranties and representations as are customary for transactions of this size and type.

d)	the obligations of A-GTech owed to Massey Electric will be the subject of a written agreement calling for payments to Massey Electric in the amount of $5,000 per month for six (6) months beginning September, 2003 and $10,000 per month beginning March 2004 and continuing at the rate of $10,000 per month until paid with interest. The unpaid portion of the Massey Electric debt will be assumed by Tice at Closing.

e)	A-GTech’s deferred compensation owed to employees and assumed by Tice will not exceed $30,0000.00.

29)	Warranties and Representations by Tice. Tice shall warrant and represent to A-GTech at the time of Closing:

a)	that director and/or shareholder approval for the transactions contemplated hereby to the extent required has been obtained;

b)	that, except for the divestitures which are described herein and of which A-GTech is aware, there has been no material adverse change in Tice’s financial position or operations prior to Closing;

c)	that there will be no more than 255,000,000 of Tice Common Shares issued and outstanding immediately subsequent to the Closing (Summary stock table is included as Exhibit F which illustrates full placement of all equity being offered);

d)	that there will be 400,000,000 Tice Common Shares authorized immediately subsequent to the Closing;

e)	that there will be 750,000 of Tice Class B Common Shares issued and outstanding immediately subsequent to the Closing;

f)	that there are no agreements, except as otherwise disclosed, to issue any additional shares of Tice stock or other security other than those agreements specifically contemplated by the transactions contemplated by this Term Sheet

g)	that it has net current assets including at least $3,262,500 in cash, advances to A-GTech and cash equivalents;

h)	that it has a net operating loss carry forward of at least $9,000,000, which can be used to offset any future income or capital gains of Tice, assuming no change in existing law;

i)	that it has a Federal income tax credit of at least $109,000 available to offset any future income or capital gains of Tice, assuming no change in existing law;

j)	that Tice has no liabilities except for those expressly approved by A-GTech and listed on Exhibit “B” and, at Closing. Tice’s total current liabilities will not exceed $500,000, long-term liabilities will not exceed $600,000, and Bridge Funding that remains as a debt after Closing will carryover. The $600,000 long term liabilities is debt owed to Sherry Turner and is to be paid from the royalties due to Tice;

k)	that Tice is only involved in any form of litigation as indicated in Exhibit E, and that Tice does not know of any other potential litigation against it, as of the Closing;

l)	that all requirements under applicable federal and state securities laws have been fully satisfied, including, but not limited to, Tice’s compliance with all required filings with the Securities and Exchange Commission;

m)	all other standard representations and warranties regarding compliance with federal and state securities laws;

n)	that Tice has no contingent liabilities that have not been disclosed, in writing, to A-GTech and listed on Exhibit “B”;

o)	such other warranties and representations as are customary for transactions of this size and type; and

p)	all third party indemnifications of Tice and guarantees of Tice’s obligations (until paid) will remain in effect.

30)	Indemnification. Each party shall indemnify the other at the Closing as follows:

a)	A-GTech shall indemnify and hold Tice harmless from:

i)	any and all liabilities of A-GTech incurred by Tice which do not arise out of A-GTech’s ordinary course of business or which are not disclosed on Exhibit “A”;

ii)	any and all liabilities arising from any negligent or fraudulent act on the part of A-GTech; and

b)	such other items as are customary in transactions of this size and type.Tice shall indemnify and hold A-GTech harmless from:

i)	any and all liabilities of Tice incurred by A-GTech which do not arise out of Tice’s ordinary course of business or which are not disclosed on Exhibit “B”;

ii)	any and all liabilities arising from any negligent or fraudulent act on the part of Tice; and

iii)	such other items as are customary in transactions of this size and type.

c)	Any claims, should they arise, will be satisfied with Tice stock.

31)	Federal, State and Regulatory Approval. Each party shall use its best efforts to obtain all necessary federal, state and regulatory approval for the transactions contemplated hereby.

32)	Closing. The closing of the transactions contemplated hereby shall take place on or before December 31, 2003 (or longer if delays arising from the approval process with the U.S. Securities and Exchange Commission or similar authority), in Knoxville, Tennessee (the “Closing”).

33)	Closing Documents. A-GTech and Tice will enter into an Agreement to transfer assets and other documents necessary to consummate the transactions contemplated by this Term Sheet (the “Closing Documents”), pursuant to which each party thereto will make various representations and warranties as well as covenants described herein and which are typical for asset purchases and which are not described herein. The Closing Documents shall be prepared by Tice’s counsel, and shall be circulated to A-GTech as soon as possible for its review and comments. The Closing Documents shall be reasonably approved by the parties.

34)	Failure to Close.

a)	If this transaction fails to close for any reason, then, at Tice’s election the funds advanced to date by Tice to A-GTech and the $2,587,500 plus future advances, if paid, shall be either repaid in cash on or before March 31, 2004 or converted into Class A-1 voting and Class B non-voting member ownership interests.

b)	If converted into A-GTech member interests, the conversion will be based on a pre-money value of A-GTech of $5,000,000, with Tice receiving a pro-rata amount of Class B non-voting membership interests equal to its investment in A-GTech divided by $5,000,000.

c)	Tice shall also receive Class A-1 voting interests in an amount sufficient to give Tice one third of the total outstanding A-1 voting interest in A-GTech.

d)	Additionally, Tice and the holders of Class A-1 and A-2 voting interests in A-GTech will enter into a voting agreement that will require Tice to vote its Class A-1 interests to elect one designee of Tice to the A-GTech Board of Governors during the three years subsequent to the closing. A-GTech agrees to appoint Kimberly Kelly-Wintenberg and Thomas W. Reddoch as two of their designees to the board during this three year period.

e)	Post Closing Board of Governors. If this transaction fails to close for any reason, A-GTech’s Board of Governors shall adopt a resolution increasing the number of governors to nine, of which five governors will be elected by the holder(s) of Class A-1 Voting Interests, one governor will be elected by TCRD, the holder Class A-2 Voting Interests and three governors will be elected by the holders of Class B Member Interests. A-GTech will hold a Members Meeting to approve the Board expansion and to provide voting authority to Class B Members.

35)	Public Disclosure. Information regarding the transactions contemplated hereby may be disclosed by Tice and A-GTech to their respective boards, members, shareholders, creditors, senior management personnel and legal, accounting and financial advisors on a “need to know” basis only. If Tice in good faith makes a determination that Tice should publicly disclose information about the contemplated transactions under federal securities laws, Tice need not seek permission from A-GTech for such disclosure. In addition, to avoid any potential conflict of interest situations, full disclosure of Mr. Tom Reddoch’s (a director of Tice) involvement in both Tice and A-GTech will be fully disclosed.

36)

Confidentiality. Unless and until the proposed transactions are consummated, neither party shall disclose, and shall cause its directors, officers, governors, members, shareholders, employees, agents and advisors not to disclose, without the disclosing party’s consent, any Confidential Information obtained from the other party in the course of such investigations, except as may be required by law or as described in Section 35 hereof. “Confidential information” means any information about a party, its assets or business clearly marked “confidential” or identified in writing as such to a party by the disclosing party upon disclosure, unless (a) such information is already known to the receiving party or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of the receiving party or its representatives, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the contemplated transactions, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. The existence and terms of this Term Sheet and the proposed transactions shall not be considered Confidential Information.

37)	Exclusivity. If this proposal is accepted, Tice expects to devote significant time and expense pursuing the proposed transactions. Therefore, until the transactions proposed in this letter are consummated or until they are abandoned, A-GTech and its owners agree that they, either directly or through a representative or agent, will not solicit or negotiate any offers or proposals from any party (other than Tice) for the sale of any of A-GTech assets (other than sales in the ordinary course of business) or for the sale of any ownership interest in A-GTech or merger or consolidation of A-GTech with or into another entity unrelated to Tice. However, this provision shall not prevent A-GTech from entering into agreements, forming joint ventures and entering into strategic alliances in furtherance of A-GTech’s business plan, with approval by Tice which shall not be unreasonably withheld. A-GTech will immediately notify Tice regarding any contact between A-GTech or its owners, representatives or agents regarding any such offer or proposal or related inquiry.

38)	Binding Effect. Except as expressly provided below, this is a non-binding expression of the terms and conditions under which Tice is willing to acquire the assets of A-GTech, and nothing in this Term Sheet shall be construed to obligate Tice to purchase the assets or provide funds to A-GTech. Acceptance of this Term Sheet shall signify an intent by each of them to negotiate in good faith a comprehensive Asset Purchase Agreement which agreement will incorporate both the terms and provisions stated in this Term Sheet as well as terms and provisions not stated in this Term Sheet, but which would customarily be included in an asset purchase agreement for a transaction of this scope and complexity. Sections 1 through 33 of this Term Sheet do not create, and are not intended to create, any binding legal or contractual obligations on the part of either Tice or A-GTech, but are intended to merely reflect the intention of the parties to negotiate in good faith for the preparation, execution and delivery of the Closing Documents. Sections 34 through 39 of this letter are intended to create binding legal and contractual obligations upon the parties with respect to the matters undertaken pursuant thereto, and upon the breach by a party of its obligations under any of Sections 34 through 39 in any material respect, the injured party shall have such rights and remedies with respect thereto as are available generally for breach of contract.

39)	Governing Law. The interpretation and enforceability of this Term Sheet shall be governed by the laws of the State of Tennessee.

This Amended and Restated Term Sheet is agreed to and accepted as of this 25th day of September 2003.

Atmospheric Glow Technologies, LLC		Tice Technology, Inc.

By:	/s/ Kimberly Kelly-Wintenberg	By:	/s/ Charles R. West
Kimberly Kelly-Wintenberg		Charles R. West
Chief Manager		President and CEO

Exhibit A

A-GTech Liabilities - This Schedule reflects the liabilities of A-GTech as of August 31, 2003. Liabilities to be assumed include advances to A-GTech referenced in this Term Sheet, Bridge Funding and liabilities incurred in the ordinary course of business after August 31, 2003 except that $150,000 of deferred compensation will be a liability retained by A-GTech.

Exhibit B

Tice Liabilities - This Schedule reflects the liabilities of Tice as of August 31, 2003. Tice shall report to A-GTech by the 15th of the month the prior months expenses of the company.

Exhibit C

Currently outstanding Tice debt shown to be converted into Common Shares or as options at a conversion price of $0.11 unless otherwise specified

Debt Holder	Amount (P & I)	Shares to be Issued	Post Closing Amount Owed
Phase I Funding Notes	$3,330,265.95	47,575,228	$0
Phase I Notes (Interest 8/31)	$222,016.16	0	$0
TCRD*	$225,000.00	3,214,286	$0
TCRD Interest *(8/31)	$13,500.00	192,857	$0
*On AGT Balance Sheet

Phase II Funding Notes	$236,600.00	2,150,909	$0
Phase II Notes Interest (8/31)	$4,358.93	0	$0

Martin/Atkins Notes	$1,300,000.00	18,571,429	$0
Others:
Tom Reddoch (8/31)	$88,560.00	805,091	$0
Charles West (8/31)	$45,192.34	410,839	$0

Martin/Atkins Assumption
Bridge Funding:
Lanrick Group	$880,000.00	8,000,000	$0
Lanrick Group (Interest)	$145,161.64	1,319,651	$0
Atkins	$100,000.00	909,090	$0
Atkins (Interest)	$3,753.42	34,122	$0

B,B&T (MidSouth)	$372,499.50	3,386,359	$0
SunTrust (LandOak)	$603,279.00	5,484,355	$0
Drs. Notes (P&I)	$145,000.00	1,318,182	$0
Daisy Tice	$50,000.00	454,546	$0

Total Martin/Atkins	$2,299,693.56	20,906,305	$0

Note: Interests and Accrued Expenses shown as of August 31, 2003. Actual amounts to be calculated at Closing.

Exhibit D

Terms and conditions of portion of Bridge Funding that remains as debt Post Closing

Twelve month promissory note from date of loan, accruing interest at 6% (or comparable market rate), with interest paid quarterly. If and once Tice raises $1.5 million in equity beginning with the date of the loan, Tice will make principle payments to the note holders equaling 25% of excess equity received over $1.5 million.

Exhibit E

Lawsuits or Potential Litigation*

University Health System, Inc. v. Two Thousand One Systems, Inc. and MidSouth Sign Company, Inc. – MidSouth Sign Company (now sold) was named by the University of Tennessee Medical Center as a defendant related to a sign purchase and installation contract between Two Thousand One Systems, Inc. and the Plantiff. MidSouth Sign Company, LLC (the company whose assets MidSouth Sign Company, Inc. purchased in January 2001) was retained by Two Thousand One Systems, Inc. as an installation contractor. Suit alleges faulty manufacturing and installation, and seeks compensatory damages of $350,000 against both defendants. Tice Technology represented to the purchaser of MidSouth Sign Company, Inc. in the March 2003 sell agreement that it would indemnify the purchaser of MidSouth Sign Company, Inc. of unrecorded liabilities. MidSouth Sign Company, Inc. purchased assets of MidSouth Sign Company, LLC in January 2001, and expressly excluded any warranty or contingencies as part of the asset purchase agreement. This suit was not known until MidSouth was served in February 2003. Tice has actively involved itself in the response to this suit to prevent future claims and any financial exposure. MidSouth Sign Company, Inc. has requested dismissal on grounds that it did not have any contractual relationship to this transaction.

Anthony Brummit vs. LandOak Company, Inc. – Tice was notified in September 2003 that Anthony Brummit, a lessee of certain vehicles in Kentucky during the first half of 2002 has brought suit claiming unknown damages related to a breach of contract. Tice feels certain the suit is without merit, and in fact, may counterclaim Mr. Brummit due to the failure of Mr. Brummit to make payments due to LandOak in excess of $25,000 that remain outstanding. Tice does not believe there is any significant financial exposure as a result of Mr. Brummit’s claims.

*	Tice is not named in either of these lawsuits. Neither of these properties will be a part of Tice at Closing.

Exhibit F

Summary Ownership Table, Post-Closing

	Shares ***	Percent
Current Tice Shares Issued or Reserved Through Option Programs	24,504,400	11.40
Martin/Atkins Convertible Notes 2002 ($0.07)	18,571,429	8.65
Phase I Share Purchase /Private Placement Notes ($0.07)	50,982,371	23.73
*Phase II Share Purchase/Private Placement Notes	2,150,909	1.00
**Martin/Atkins Debt Conversion under Phase II ($0.11)	20,906,305	9.73
A-GTech Shares Issued at Closing	87,956,629	40.95
Options ($0.07) Granted to Lanrick for Bridge Funding	7,142,857	3.33
Options ($0.11) Granted to A-GTech	1,375,000	0.64
Options ($0.11) Granted to others (Reddoch & West)	1,215,930	0.57

Total	214,805,830	100.00

*	The Phase II equity placement to date (at signing of the term sheet) is $236,600 with a Share Price of ($0.11) at Closing.
**	Conversion of existing debt by Martin/Atkins including notes from Daisy Tice and Physicians .
***	Total estimated shares issued at Closing. This total is subject to modification based on the portion of the $675,000 raised as equity as well as other funds raised under the Phase II effort.